UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2026

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment of Super Senior Notes, Senior Notes and Junior Notes

On January 23, 2026, Maxeon Solar Technologies, Ltd. (the “Company”) entered into (a) a supplemental indenture (the “Super Senior Notes Supplemental Indenture”) to the indenture dated June 20, 2024 (the “Super Senior Notes Indenture”), relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “Super Senior Notes”), by and among, Maxeon Solar Technologies, Ltd. (the “Company”), Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee; (b) a supplemental indenture (the “Senior Notes Supplemental Indenture”) to the indenture dated August 17, 2022 (as amended from time to time, the “Senior Notes Indenture”), relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the “Senior Notes”), by and among, the Company, Deutsche Bank Trust Company Americas, as trustee and DB Trustees (Hong Kong) Limited, as the collateral trustee; and (c) a supplemental indenture (the “Junior Notes Supplemental Indenture”) to the indenture dated June 20, 2024 (the “Junior Notes Indenture”), relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Junior Notes”), by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, and DB Trustees (Hong Kong) Limited, as the collateral trustee. The term “Supplemental Indenture” shall refer to any of the Super Senior Notes Supplemental Indenture, the Senior Notes Supplemental Indenture, or the Junior Notes Supplemental Indenture, as the case may be.

Super Senior Notes Supplemental Indenture

The Super Senior Notes Supplemental Indenture amended the Super Senior Notes Indenture to:

(i) permit the disposition (the “Proposed Malaysia Disposition”) of 100% of shares of SunPower Malaysia Manufacturing Sdn Bhd (“SunPower Malaysia”) to an independent third party; and

(ii) in connection with the Proposed Malaysia Disposition, upon the consummation of the Proposed Malaysia Disposition, automatically release the security interest over the shares of SunPower Malaysia.

Senior Notes Supplemental Indenture

The Senior Notes Supplemental Indenture amended the Senior Notes Indenture to:

(i) permit the Proposed Malaysia Disposition; and

(ii) in connection with the Proposed Malaysia Disposition, upon the consummation of the Proposed Malaysia Disposition, automatically release the security interest over the shares of SunPower Malaysia.

Junior Notes Supplemental Indenture

The Junior Notes Supplemental Indenture amended the Junior Notes Indenture to, upon the consummation of the Proposed Malaysia Disposition, automatically release the security interest over the shares of SunPower Malaysia.

The Company is expected to enter into the definitive agreement relating to the Proposed Malaysia Disposition on or about the date of this current report, which is expected to be announced through a separate current report. To the extent appropriate, the Company will announce any update through additional current reports or other filings pursuant to the Exchange Act (as defined below).

The foregoing description is only a summary and is qualified in its entirety by reference to each of the Super Senior Notes Supplemental Indenture, the Senior Notes Supplemental Indenture and the Junior Notes Supplemental Indenture, respectively, that is attached to this Form 6-K as an exhibit, and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709),

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Form S-8 (File No. 333-283187) and Form S-8 (File No. 333-290336), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited to, statements regarding the Company’s anticipated use of the net proceeds from the Proposed Malaysia Disposition. The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this current report on Form 6-K are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
99.1

Supplemental Indenture No. 10, dated January 23, 2026, to the indenture dated August 17, 2022, as amended, relating to the Variable-Rate Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee.

99.2

Supplemental Indenture No. 4, dated January 23, 2026, to the indenture dated June 20, 2024, relating to the 9.00% Convertible First Lien Senior Secured Notes due 2029, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee.

99.3

Supplemental Indenture No. 3, dated January 23, 2026, to the indenture dated June 20, 2024, relating to the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028, by and among, Maxeon Solar Technologies, Ltd., Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: January 23, 2026	By:	/s/ Dmitri Hu
		Name:	Dmitri Hu
		Title:	Chief Financial Officer